EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Earnings:
Net Income Before Extraordinary Item
And Cumulative Effect of
Accounting Changes	$86,205	$72,672	$89,367	$82,992	$89,624	$83,863
Plus Federal Income Taxes	49,180	12,058	70,121	37,439	37,315	34,153
Plus State Income Taxes	6,162	2,538	8,385	5,687	8,140	6,909
Plus Provision for Deferred Income Taxes	(17,347)	14,653	(31,396)	(3,134)	9,942	4,208
Plus Deferred Investment Tax Credits	(4,565)	(4,482)	(4,453)	(4,524)	(4,325)	(4,325)
Plus Fixed Charges (as below)	61,177	62,851	60,503	60,529	66,685	66,110

Total Earnings	$180,812	$160,290	$192,527	$178,989	$207,381	$190,918

Fixed Charges:
Interest on Long-term Debt	$38,380	$43,547	$41,401	$43,011	$53,309	$55,686
Interest on Short-term Debt	13,800	10,174	9,680	7,776	6,545	5,758
Distributions on Trust Preferred Securities	8,662	8,663	8,663	8,662	4,331	2,166
Interest Portion of Financing Leases	335	--	--	--	--	--
Estimated Interest Element in Lease Rentals	--	467	759	1,080	2,500	2,500

Total Fixed Charges	$61,177	$62,851	$60,503	$60,529	$66,685	$66,110

Ratio of Earnings to Fixed Charges	2.95	2.55	3.18	2.95	3.10	2.88

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.